FINAL

Adcock Ingram Holdings Limited (Incorporated in the Republic of South Africa) Registration number: 2007/016236/06 Share code: AIP ISIN: ZAE000123436 (“Adcock Ingram” or “the Company”)

CFR Pharmaceuticals S.A.

(Incorporated in the Republic of Chile)

Chilean Tax ID: 76.116.242-K

Securities Regulation Chilean Registry number: 1067

Share code on the Santiago Stock Exchange: CFR

ISIN: CL0001762831

(“CFR”)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAW OR REGULATION

JOINT ANNOUNCEMENT REGARDING:

▪	A NOTICE FROM CFR PHARMACEUTICALS S.A. (“CFR”) (“CFR NOTICE”) TO INCREASE THE TOTAL CONSIDERATION PAYABLE TO THE HOLDERS OF ADCOCK INGRAM ORDINARY SHARES IN TERMS OF THE SCHEME OF ARRANGEMENT PROPOSED BETWEEN ADCOCK INGRAM AND ADCOCK INGRAM ORDINARY SHAREHOLDERS (OTHER THAN THE ORDINARY SHARES HELD BY ADCOCK INGRAM’S WHOLLY OWNED SUBSIDIARY);
▪	A RECOMMENDATION TO ADJOURN THE GENERAL MEETINGS SCHEDULED TO TAKE PLACE ON WEDNESDAY, 18 DECEMBER 2013;
▪	THE INTENTION TO OPPOSE THE COMPLAINTS SET OUT IN THE APPLICATION BROUGHT BY A CONSORTIUM LED BY THE BIDVEST GROUP LIMITED (“BIDVEST”) (“BIDVEST APPLICATION”); AND
▪	RENEWAL OF CAUTIONARY ANNOUNCEMENT

1.	IMPORTANT NOTICES*

•	On 11 December 2013, CFR notified the Adcock Ingram Independent Board that it will, subject to the fulfilment of certain conditions set out herein, increase the total Scheme Consideration payable to Adcock Ingram Ordinary Shareholders from approximately R12.6 billion ($1.22 billion) to approximately ZAR12.8 billion (approximately US$1.23 billion)
o	In terms of the CFR Notice, the Offer Mix will be revised to a minimum of ZAR6.4 billion and up to a maximum of ZAR8.2 billion to be settled in cash in South African Rand and a minimum of ZAR4.6 billion and a maximum of ZAR6.4 billion to be settled in New CFR Shares

•	In terms of the CFR Notice, the Scheme Consideration per Scheme Share:
o	will increase from ZAR73.51 to ZAR74.50 based on the fixed attributed value of ZAR2.334 per New CFR Share and the revised minimum amount of cash and revised maximum number of New CFR Shares
o	the revised Scheme Consideration per Scheme Share represents ZAR75.78 based on a value of ZAR2.41 per New CFR Share (the ZAR equivalent volume weighted average price of CFR shares for the 30 trading days up to and including 12 December 2013)
o	in terms of the mix-and-match facility, Adcock Ingram Ordinary Shareholders will be able to elect to receive, for each Scheme Share that they own, their portion of the total Scheme Consideration either in cash at an increased offer price of R74.50 (previously R73.51) per Scheme Share or in New CFR Shares in the ratio of approximately 31.9 New CFR Shares per Scheme Share (previously 30.5 New CFR Shares per Scheme Share), or a combination of cash and New CFR Shares

•	In light of the CFR Notice and in order inter alia to give Adcock Ingram Ordinary Shareholders sufficient time to consider the amended terms of the Scheme to be set out in a Supplementary Circular to Adcock Ingram Ordinary Shareholders, the Adcock Ingram Independent Board is recommending the adjournment of the General Meetings scheduled to take place on Wednesday, 18 December 2013. If the General Meetings are adjourned, shareholders will be notified of the new date and times for the adjourned General Meetings, anticipated to be around the end of January 2014

•	Having reviewed the Bidvest Application together with its legal advisers and having taken advice from senior counsel, the Company is of the view that the allegations and complaints set out therein are ill founded. Accordingly, Adcock Ingram intends to oppose the application for the reasons set out herein

*Capitalised terms used in this section have the same meaning as ascribed in the body of this announcement

2.	INTRODUCTION
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Shareholders of Adcock Ingram and CFR are referred to the firm intention announcement released by Adcock Ingram and CFR on the Stock Exchange News Service (“SENS”) of the JSE Limited (“the JSE”) on 15 November 2013 (“Firm Intention Announcement”) regarding, inter alia:

(i)	CFR’s firm intention to make a cash and shares offer (“the Offer”) to the holders of the ordinary shares of Adcock Ingram (“Adcock Ingram Ordinary Shareholders”), other than the issued A and B ordinary shares of Adcock Ingram (collectively “the Bophelo Shares”) and any ordinary shares in Adcock Ingram held by subsidiaries of the Company (“the Treasury Shares”), to be implemented by way of a scheme of arrangement in terms of section 114 of the Companies Act 71 of 2008 (the “Companies Act”) between the Company and Adcock Ingram Ordinary Shareholders (“the Scheme”);
(ii)	the board of directors of Adcock Ingram (“Adcock Ingram Board”) agreeing to propose the Scheme;
(iii)	the independent board of directors of Adcock Ingram (“Adcock Ingram Independent Board”) unanimously recommending the Scheme;
(iv)	arrangements relating to the offers to the holders of the Bophelo Shares and the participants in the Company’s employee incentive schemes; and
(v)	the proposed listing of the entire issued share capital of CFR on the securities exchange operated by the JSE by way of a secondary listing, that will be classified as an inward listing with domestic status for South African exchange control purposes.

In addition, shareholders are referred to the Combined Circular to Adcock Ingram shareholders dated 18 November 2013, as supplemented (“Combined Circular”) and to the notices convening the Combined General Meeting and the Ordinary General Meeting (“the General Meetings”) scheduled to take place on Wednesday, 18 December 2013.

The Scheme, in conjunction with the arrangements related to the Offer, including those in relation to the holders of the Bophelo Shares and the participants in the Company’s employee incentive schemes, is hereinafter referred to as “the Transaction”. The Adcock Ingram ordinary shares that are the subject of the Scheme are hereinafter referred to as “the Scheme Shares”.

This announcement does not purport to set out all the relevant matters relating to the Transaction and contains only a summary of the salient features affected by the CFR Notice. Adcock Ingram Ordinary Shareholders are therefore advised to read this announcement in conjunction with the Firm Intention Announcement and the Combined Circular, and, if the General Meetings are adjourned, the further Supplimentary Circular to be issued in due course.

3.	REVISED SCHEME CONSIDERATION

On 11 December 2013, CFR notified the Adcock Ingram Independent Board of its intention, subject to the pre-conditions referred to in paragraph 6 below, to increase the total consideration to be discharged to holders of the Scheme Shares in terms of the Scheme (the “Scheme Consideration”) from approximately ZAR12.6 billion in aggregate to approximately ZAR12.8 billion in aggregate (based on the fixed attributed value of R2.334 per New CFR Share) by virtue of the increase in the number of New CFR Shares being offered pursuant to CFR’s capital increase process in Chile.

The Scheme Consideration will continue to be settled partly in cash in South African Rand and partly in new CFR shares (“New CFR Shares”). Pursuant to the CFR Notice, the proposed offer mix (“Offer Mix”) will be amended as follows:

•         a minimum of 50.3% (being approximately ZAR6.4 billion) and potentially up to a maximum of 63.8% (being approximately ZAR8.2 billion) of the total Scheme Consideration will be settled in cash in South African Rand (equating on an aggregate basis to a minimum of ZAR37.49 and up to a maximum of ZAR47.56 per Scheme Share to be acquired) (“the Cash Consideration”); and

•         a maximum of 49.7% (being approximately 2.7 billion New CFR Shares) potentially reducing to a minimum of 36.2% (being approximately 2.0 billion New CFR Shares) of the total Scheme Consideration will now be settled in New CFR Shares (equating on an aggregate basis to a minimum of 11.5 and up to a maximum of 15.9 New CFR Shares per Scheme Share based on the fixed attributed value for the purposes of the Offer of ZAR2.334 per New CFR Share) (“the Share Consideration”).

The final Offer Mix and the final ratio of cash to New CFR Shares (the “Relevant Ratio”) will be finally determined and announced on SENS on completion of the CFR Capital Increase (defined in paragraph 5 below).

3.1.	Cash Consideration

The aggregate amount of the Cash Consideration could, depending on the outcome of the CFR Capital Increase, increase to a maximum of ZAR8.2 billion and will continue to be funded by CFR from a combination of cash-on-hand, external borrowings raised from a group of international financing banks and, depending on the outcome of the CFR Capital Increase, also from the proceeds of the CFR Capital Increase.

3.2.	Share Consideration

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The issue of the New CFR Shares for the purposes of both the CFR Capital Increase and the settlement of the Share Consideration requires approval by CFR shareholders. Unless CFR resolves otherwise, CFR will initiate the Pre-emptive Rights Offer referred to in paragraph 5.2 below after the conditions precedent referred to in paragraphs 7.1 and 7.2 below are either fulfilled or waived. Once initiated, the Pre-emptive Rights Offer will take approximately 35 days to conclude.

3.3.	Mix-and-match facility

Adcock Ingram Ordinary Shareholders will continue to be offered a mix-and-match facility whereby they may elect, prior to settlement, to receive for each Scheme Share that they own, their portion of the total Scheme Consideration either in cash at an offer price of ZAR74.50 per Scheme Share or in New CFR Shares in the ratio of approximately 31.9 New CFR Shares per Scheme Share, or a combination of cash and New CFR Shares.

While some Adcock Ingram Ordinary Shareholders may elect to receive more New CFR Shares to enable them to participate in the future growth of the enlarged entity, others may elect to receive more cash. The aggregate amount of cash and the aggregate number of New CFR Shares which will become available to Adcock Ingram Ordinary Shareholders will not change. Accordingly, the elections made by Adcock Ingram Ordinary Shareholders through the mix-and-match facility will, where necessary, be adjusted on a pro rata basis based on the aggregate amount of cash and New CFR Shares which become available pursuant to the implementation of the CFR Capital Increase, such that the total Scheme Consideration will always reflect the Relevant Ratio.

To the extent that Adcock Ingram Ordinary Shareholders do not make any election, they will be deemed to have elected to receive their Scheme Consideration in the Relevant Ratio. No Adcock Ingram Ordinary Shareholder will receive preferential treatment pursuant to the mix-and-match facility.

4.	EMPLOYEE SHARE INCENTIVE SCHEME PARTICIPANTS AND HOLDERS OF THE BOPHELO SHARES (“BOPHELO SHAREHOLDERS”)

4.1.	Phantom cash option scheme

On implementation of the Scheme, an offer (“the Phantom Offer”) will be made to the participants in Adcock Ingram’s phantom cash option scheme (“the Phantom Option Scheme”). Each holder of phantom options may waive his or her rights under the Phantom Option Scheme (to the extent such rights are in existence as at the Scheme Implementation Date) and agree to the cancellation of his or her phantom options. As a consequence of the CFR Notice, each holder of phantom options will now receive, on acceptance, cash equal to ZAR74.50 less the grant price of the relevant phantom option. Currently, there are approximately 3.9 million phantom options outstanding, which will result in a potential aggregate cash payment being made under the Phantom Offer to the participants in the Phantom Option Scheme of up to approximately ZAR86.1 million.

4.2.	Employee share option scheme

The Adcock Ingram employee share option scheme (the “Share Option Scheme”) effectively provides that if the Scheme is proposed, each participant in the Share Option Scheme will be entitled to exercise all his options under the Share Option Scheme and implement the resulting sale within a specified period. Adcock Ingram intends to provide the relevant notification in sufficient time for the participants in the Share Option Scheme to participate in the Scheme in respect of the shares forming the subject matter of the options. The Share Option Scheme provides that the options, of which there are approximately 550,000 options outstanding, will lapse if not exercised or if the resultant sale is not implemented within that specified period.

4.3.	Bophelo Shareholders

The Bophelo Shareholders will also be afforded an opportunity of benefitting from the increase in the offer consideration.

5.	THE CFR CAPITAL INCREASE

The matters referred to in paragraph 5.1 and 5.2 below are together referred to herein as “the CFR Capital Increase”.

5.1.	Creation of New CFR Shares

In consequence of the CFR Notice, CFR will convene a special shareholders meeting to authorise CFR to issue the New CFR Shares upon the terms of the Scheme (as amended), and to approve the independent expert’s opinion that would be required in terms of Chilean law. This will authorise, in terms of Chilean law, the delivery of the Scheme Shares as payment in kind for the subscription for New CFR Shares to be issued in terms of the Scheme (as amended). The resolutions passed at such special shareholders meeting will be filed with the Superintendencia de Valores y Seguros (“SVS”), the Chilean government agency responsible for supervising the activities and entities participating in the securities and insurance markets in Chile, for registration and approval.

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5.2.	Pre-emptive Rights Offer

In terms of Chilean law, if CFR proposes to issue and place new shares pursuant to a capital increase, existing shareholders of CFR must first be offered the right to subscribe for such new shares pro rata to their shareholding before any other person who is not a CFR shareholder may do so. Accordingly, CFR will make a pre-emptive rights offer to its shareholders to subscribe for approximately 2.7 billion New CFR Shares (“Pre-emptive Rights Offer”).

CFR minority shareholders or their assigns (“CFR Minority Shareholders”), currently owning approximately 27% of the issued share capital of CFR, may accept the Pre-emptive Rights Offer. To the extent that CFR Minority Shareholders accept the Pre-emptive Rights Offer, the number of New CFR Shares available to discharge the Share Consideration will reduce and the amount of the Cash Consideration will increase.

6.	PRE-CONDITIONS TO THE REVISED SCHEME CONSIDERATION

The increase of the Scheme Consideration referred to in paragraph 3 above and the ancillary arrangements referred to herein are subject to the fulfilment or waiver of the following pre-conditions:

6.1.	the adjournment of the General Meetings convened for Wednesday, 18 December 2013; and

6.2.	by no later than 15 January 2014 (or such later date agreed to by CFR and Adcock Ingram), all approvals, consents, clearances, permissions and waivers that may need to be obtained, all filings that may need to be made and all waiting period that may need to have expired from or under the laws, regulations or practices applied by any relevant regulatory authority (whether inside or outside South Africa) necessary to give effect to the CFR Notice are obtained, other than those contemplated in 7.6, 7.7 and 7.8 below.

7.	CONDITIONS PRECEDENT TO THE SCHEME

The implementation of the Scheme is still subject to the fulfilment and/or waiver on or before 14 April 2014, or such later date as may be agreed in writing between Adcock Ingram and CFR (“Long-Stop Date”), of the conditions precedent set out in the Combined Circular, which are summarised as follows:

7.1.	the passing of all resolutions by Adcock Ingram shareholders which are necessary to approve the Scheme (“Scheme Resolutions”); and

7.1.1.	the approval of the Scheme by the High Court of South Africa, if applicable;

7.1.2.	CFR and the Company not treating the Scheme Resolutions as a nullity as contemplated in section 115(5)(b) of the Companies Act, if applicable;

7.2.	in relation to any objection to the Scheme by Adcock Ingram shareholders, either:

7.2.1.	Adcock Ingram shareholders give notice objecting to the Scheme as contemplated in section 164(3) of the Companies Act and vote against the Scheme in respect of no more than 5% of the total number of issued ordinary shares of Adcock Ingram; or

7.2.2.	if Adcock Ingram shareholders give notice objecting to the Scheme and vote against the Scheme in respect of more than 5% of the total number of issued ordinary shares of Adcock Ingram, Adcock Ingram shareholders do not exercise appraisal rights in respect of more than 5% of the total number of issued ordinary shares of Adcock Ingram within 30 business days following the general meetings of Adcock Ingram shareholders to approve the Scheme. This condition can be waived by CFR with the consent of CFR’s financing banks;

7.3.	all regulatory approvals required to implement the Transaction are granted, including:

7.3.1.	the issue by the Takeover Regulation Panel (“TRP”) of a compliance certificate with respect to the Scheme;

7.3.2.	approval by the South African competition authorities;

7.3.3.	approval by the relevant competition authorities in Kenya, Botswana, Zimbabwe, Swaziland and Namibia, and by the COMESA Competition Commission;

7.3.4.	approval by the South African Reserve Bank, including the secondary listing of the entire issued share capital of CFR (including the New CFR Shares) as an “inward listing” for South African exchange control purposes;

7.3.5.	approval by the JSE of:
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7.3.5.1.	the listing of CFR in the “Healthcare – Pharmaceuticals & Biotechnology – Pharmaceuticals” sector of the Main Board of the JSE by way of a “secondary listing”; and

7.3.5.2.	the termination of the listing on the JSE of all of Adcock Ingram’s ordinary shares;

7.3.6.	registration and approval of the CFR Capital Increase resolutions of CFR shareholders by the SVS with the Chilean Securities Registry;

7.3.7.	registration of CFR’s prospectus by the Companies and Intellectual Property Commission;

7.4.	approval by the South African Reserve Bank for the furnishing of guarantees to the funding banks of CFR and the holders of notes issued by a CFR group company;

7.5.	the issue of an appropriate ruling by the Chilean Tax Authority regarding the tax treatment of non-Chilean domiciled or resident shareholders for Chilean tax purposes in relation to the holding and trading in beneficial interests in CFR shares;

In consequence of the CFR Notice, the Scheme will in addition be subject to the fulfilment and/or waiver, on or before the Long Stop Date, of the following additional conditions precedent:

7.6.	an independent expert provides shareholders of CFR with a valuation opinion in terms of the corporations law of Chile in relation to the delivery of Adcock Ingram ordinary shares as payment in kind in terms of the Scheme (as amended);

7.7.	resolutions passed by CFR shareholders to authorise CFR to issue the New CFR Shares upon the terms of the Scheme (as amended); and

7.8.	the registration and approval of the resolutions referred to above by the SVS with the Chilean securities registry.

Adcock Ingram and CFR do not expect the fulfilment of the above additional conditions precedent to impact the overall timeline to implement the Transaction.

Certain of the above conditions precedent may be waived by CFR alone or by agreement with Adcock Ingram.

In the event that Adcock Ingram and CFR agree to extend the Long-Stop Date, the total Cash Consideration and the cash payment under the Phantom Offer shall accrue interest at the South African Prime Rate from time to time less 3%, compounded on a monthly basis and accrued daily from the Long-Stop Date to the date on which the Cash Consideration is discharged in full.

The Scheme will terminate, amongst other things, if the conditions precedent are not fulfilled or waived prior to the Long-Stop Date.

8.	OPINIONS AND RECOMMENDATIONS

The Adcock Ingram Independent Board:

•	is unanimously of the opinion, having taken account of the current independent expert’s report, that the current Scheme Consideration is both fair and reasonable and that the consideration payable under the Phantom Offer is both fair and reasonable, but in any event welcomes the notice from CFR to increase the Scheme Consideration;

•	has retained JPMorgan Chase Bank, N.A. (Johannesburg Branch) (“J.P. Morgan”) to review the revised terms of the Scheme and the Phantom Offer as set out in the CFR Notice and to provide an independent expert report in respect of the proposed revised Scheme Consideration. The independent expert report will be published in accordance with the Companies Regulations, 2011 (“Takeover Regulations”) and will be included in a supplement to the Combined Circular to be posted in due course; and

•	intends to advise shareholders of its opinion on the revised terms of the Scheme and the Phantom Offer, once it is in receipt of the independent expert report.

9.	GUARANTEES AND CONFIRMATIONS TO THE TRP

In order to secure the discharge by CFR of part of the Cash Consideration, Citibank South Africa has furnished an irrevocable, unconditional bank guarantee to the TRP in respect of the minimum Cash Consideration.

CFR confirms that, upon completion of the CFR Capital Increase, it will have a sufficient number of authorised and unissued CFR shares available to issue and place in order to satisfy the Share Consideration.

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10.	DOCUMENTATION AND TIMING

Subject to the pre-conditions set out in paragraph 6, a supplement to the Combined Circular (“Supplementary Circular”) will be distributed by Adcock Ingram and CFR to Adcock Ingram shareholders shortly containing, inter alia, full details of the amendments to the Scheme, notices of the adjourned general meetings of Adcock Ingram shareholders to approve the Scheme, a form of proxy, a form of surrender and transfer, and the salient dates and times applicable to the Scheme (as amended).

11.	SHAREHOLDINGS IN ADCOCK INGRAM AND ACTING AS PRINCIPAL

Neither CFR nor any of its directors currently holds or controls any Adcock Ingram shares or options to acquire Adcock Ingram shares.

CFR confirms that CFR Inversiones, being a wholly-owned subsidiary of CFR is the ultimate prospective acquirer of the Scheme Shares and is acting alone and not in conjunction with, or as agent or broker for, any other party.

12.	BIDVEST APPLICATION

12.1.	The Bidvest complaint

On 3 December 2013, BB Investment Company Proprietary Limited, a wholly owned subsidiary of Bidvest, served an application, issued out of the South Gauteng High Court, Johannesburg, in which Adcock Ingram, CFR and the funders to CFR, are cited as respondents (“the Bidvest Application”). In this regard, shareholders are referred to the SENS announcements of the Company dated 3 December 2013 and Bidvest dated 2 December 2013 and 3 December 2013.

In the Bidvest Application, Bidvest is seeking orders inter alia declaring the Scheme and related transactions void and/or that the General Meetings scheduled to take place on 18 December 2013 have not been lawfully convened, and interdicting the implementation of the Scheme and related transactions.

The Adcock Ingram Board has consulted on the matter with its legal advisors and eminent senior counsel. The statement below sets out, in brief, the Adcock Ingram Board’s views after considering the advice received to date.

12.2.	Adcock Ingram’s response to alleged contravention of Section 44 of the Companies Act

The stated “core” complaint of Bidvest is that the funding arrangements underlying the Scheme, which entail the advancing of a bridge loan to CFR, which it is envisaged will be guaranteed by Adcock Ingram, contravene section 44 of the Companies Act because it amounts to an unlawful provision of financial assistance, by way of the provision of a guarantee, by Adcock Ingram to CFR for the acquisition by CFR of the Company’s ordinary shares.

Section 44 of the Companies Act is clear that financial assistance is lawful and permissible provided that the requirements in section 44(3)(a) and (b) are met, which requirements relate to the passing of the necessary special resolution by shareholders and the necessary board resolutions confirming that the solvency and liquidity requirements set out in section 44 are satisfied.

As at the date that the loans are advanced, and as at the time that Adcock Ingram Ordinary Shareholders are paid the Scheme Consideration and the transfer of securities take place, no guarantee by Adcock Ingram will be in existence. The Company will be under no obligation to provide the guarantee. Adcock Ingram has not undertaken to do so, nor has its board authorised the provision of the guarantee.

The provision of such security is not a condition precedent to the implementation of the Scheme or to the effectiveness of the bridge loan itself or any advance thereunder.

Adcock Ingram is under no obligation to provide any guarantee or other financial assistance whether in terms of the Bridge Loan Agreement or otherwise. It is CFR which has committed to procure the provision of a guarantee by Adcock Ingram, and its commitment is to do so is only in accordance with the requirements of section 44, i.e. only if and once the shareholders of Adcock Ingram at the time (namely CFR Inversiones and the holders of the Bophelo Shares have passed a special resolution to authorise the giving of the guarantee and if the Adcock Ingram Board, as then constituted, is satisfied that the solvency and liquidity requirements in section 44(3)(b) are met.

Not only is the Adcock Ingram Board of the view that the financing arrangements including the Bridge Loan Agreement do not contravene section 44 of the Act, the Adcock Ingram Board is satisfied that there has been adequate disclosure to shareholders of the financing arrangements and their effect on the value of CFR. The allegation by Bidvest that material elements of the transaction have not been disclosed to shareholders is unjustified. It is advanced by Bidvest to prop up its demonstrably incorrect section 44 attack. The Bidvest speculation is that there must be an undisclosed present commitment by Adcock Ingram to provide financial assistance. This is a

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necessary element of the Bidvest argument that there has been financial assistance by Adcock Ingram in contravention of section 44. This speculation by Bidvest has no foundation in fact and is incorrect. Lacking this element, Bidvest’s section 44 attack is on its own terms demonstrably incorrect.

12.3.	Adcock Ingram’s response to the alleged contravention of section 75 of the Companies Act

Bidvest alleges that the Scheme is invalid because various decisions by the Adcock Ingram Board to propose and recommend the Scheme are all invalid for want of compliance with section 75(5) which required the executive directors, Dr. Jonathan Louw and Mr. Andy Hall, to disclose their personal financial interests in the Transaction and not to participate in any decision-making.

The provisions of section 75 do not apply to Dr. Louw and Mr. Hall in respect of the benefits flowing to either of them pursuant to his direct shareholding, the Phantom Scheme Offer or by virtue of the acceleration of Dr. Louw’s Share Options, by reason of section 75(2)(a)(i)(bb) which states that that section 75 “does not apply... to a director of a company ... in respect of a decision that may generally affect ....a class of persons, despite the fact that the director is one member of that class of persons unless the only member of the class are the director or persons related or inter-related to the director”.

Dr. Louw and Mr. Hall have received no offer nor any guarantee of employment from CFR, and have no personal financial interests in relation to the Transaction, save as disclosed. CFR’s stated intentions in regard to senior management as set out in the circular are in compliance with regulatory requirements and creates no rights or obligations.

In light of the above, Adcock Ingram is advised that section 75 is not of application to Dr. Louw and Mr. Hall and the alleged breach of section 75(5) is unfounded.

The Adcock Ingram Board rejects any assertion that it could have been or was influenced in its decision making by the financial interests of Dr. Louw and Mr. Hall and regards the allegations of Bidvest in respect of the conduct of Dr. Louw and Mr. Hall as ill conceived and unfounded.

12.4.	Adcock Ingram’s response to alleged frustration of, and refusal to make disclosure to, Bidvest

The Company has provided all of the documents requested barring internal Company documentation and certain documents in respect of which the consent of the counterparties is required for their release, which consent is being sought. The internal Company documentation cannot legitimately be said to be “required to assist shareholders to make an informed decision on the merits or demerits of an offer” and access thereto has, on the basis of advice given to the Board, not been granted.

12.5.	Adcock Ingram’s response to alleged non-disclosure and/or inadequate disclosure in the Combined Circular

It is alleged by Bidvest that there was non-disclosure and/or inadequate disclosure in the circular

The Company is satisfied that it has complied with its obligations in this regard.

12.6.	Adcock Ingram’s response to alleged breach of section 114 of the Companies Act

It is alleged by Bidvest that the independent expert report of J.P. Morgan does not meet all the requirements of section 114 of the Companies Act. J.P. Morgan, on the basis of advice of its own advisers and senior counsel, has notified the Adcock Ingram Board that the criticisms levelled against the independent expert report by Bidvest are ill founded and that there is no merit in the criticisms directed at J.P. Morgan.

12.7.	Adcock Ingram intends to oppose the relief sought by Bidvest

The Adcock Ingram Board intends to oppose the relief sought by Bidvest in the Bidvest Application. The Adcock Ingram Board is in ongoing consultation with its legal advisors and senior counsel and is in the process of formulating a detailed response in opposition to the Bidvest Application, which will be filed with the court in the form of an answering affidavit in accordance with the usual court procedures.

In the event that the General Meetings are adjourned on 18 December 2013, it is envisaged that, with a view to removing technical and semantic dispute which has been generated and litigation, the opportunity will be used to take such additional steps and provide such additional information in the Supplementary Circular, whether or not strictly required in law, as may achieve the said purpose.

13.	PUBLIC INVESTMENT CORPORATION (“PIC”)

The Adcock Ingram Board recognises that the position of the PIC is a source of uncertainty for Adcock Ingram shareholders and the market.

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Following the statement by the PIC on 6 November 2013 that the PIC did not support the Offer in its then non-binding form, the Adcock Ingram Board, in conjunction with CFR, responded comprehensively to the matters noted by the PIC in a letter addressed to the Chief Executive of PIC dated 22 November 2013, and copied to the Chairman of the PIC Board and the Chairman of the Investment Committee. Notwithstanding the Adcock Ingram Board’s comprehensive response and requests by both Adcock Ingram and CFR to engage on the Offer, there has been limited engagement with the PIC since that date. The Adcock Ingram Board understands that the PIC’s position remains to not support the Scheme, however, the reasons for the PIC maintaining this position are unclear.

Adcock Ingram and CFR have not yet had an opportunity to engage with the PIC with respect to the revised Scheme Consideration of R74.50 and will do so ahead of the adjourned General Meetings. The Adcock Ingram Board remains of the view that the matters raised by the PIC are not fundamental and should be capable of being addressed given the compelling benefits of the Offer and now with the added incentive of an increased offer price.

14.	GOVERNING LAW AND JURISDICTION

The Scheme is governed by the laws of South Africa and is subject to applicable South African laws and regulations, including the Companies Act, the Takeover Regulations and the JSE Listings Requirements.

15.	RENEWAL OF CAUTIONARY

Adcock Ingram and CFR are in the process of revising the pro forma financial effects of the Transaction on Adcock Ingram shareholders. Accordingly, Adcock Ingram shareholders are advised to continue exercising caution when dealing in the Company’s securities until a further announcement is made.

16.	RESPONSIBILITY STATEMENTS

The Adcock Ingram Independent Board accepts responsibility for the information contained in this announcement insofar as it relates to Adcock Ingram. To the best of their knowledge and belief, the information contained in this announcement which relates to Adcock Ingram is true and this announcement does not omit anything likely to affect the importance of such information.

The Adcock Ingram Board accepts responsibility for the information contained in this announcement insofar as it relates to Adcock Ingram. To the best of their knowledge and belief, the information contained in this announcement which relates to Adcock Ingram is true and this announcement does not omit anything likely to affect the importance of such information.

The CFR Board accepts responsibility for the information contained in this announcement insofar as it relates to CFR. To the best of its knowledge, the information contained in this announcement is true and the announcement does not omit anything likely to affect the import of the information.

For Adcock Ingram media enquiries:

Brunswick

Tel: +27 11 502 7300

Carol Roos

+27 72 690 1230

Marina Bidoli

+27 83 253 0478

For CFR media enquiries:

College Hill

Amelia Soares

+27 82 654 9241

Mark Garraway

+27 82 610 1226

Midrand

13 December 2013

Financial Adviser and Sponsor to Adcock Ingram Deutsche Bank	Financial Adviser to CFR Credit Suisse

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Legal Adviser to Adcock Ingram in South Africa Read Hope Phillips Attorneys	Legal Adviser to CFR in South Africa Bowman Gilfillan Inc.

Legal Adviser to Adcock Ingram in Chile Prieto y Cia	Legal Adviser to CFR in Chile Honorato Russi & Eguiguren Limitada

Public Relations Adviser to Adcock Ingram Brunswick	Public Relations Adviser to CFR College Hill

Independent Expert to the Adcock Ingram Independent Board JPMorgan Chase Bank, N.A. (Johannesburg Branch)

GENERAL

The release, publication or distribution of this announcement in jurisdictions other than South Africa may be restricted by law and, therefore, any persons who are subject to the laws of any jurisdiction other than South Africa should inform themselves about and observe any applicable requirements in those jurisdictions. The information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction other than South Africa.

This announcement is not intended to, and does not, constitute, or form part of, an offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction. This announcement does not constitute a prospectus or a prospectus equivalent document. Shareholders are advised to read carefully any formal documentation in relation to the Offer. The Offer will be made solely through a circular, which will contain the full terms and conditions of the Offer. Any decision to accept the Scheme of other response to the proposals should be made only on the basis of the information contained in the circular containing the Offer.

This announcement by Adcock Ingram and CFR is made in connection an offer for the securities of a South African company Adcock Ingram by means of a Scheme. The Offer is subject to disclosure requirements under South African law that are different from those of the United States and Chile. Financial statements included in this announcement have been prepared in accordance with South African accounting standards that may not be comparable to the financial statements of United States or Chilean companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since Adcock Ingram is located in South Africa, and all of its officers and directors reside outside of the United States. You may not be able to sue Adcock Ingram or its officers or directors in a foreign court, including South African courts, for violations of the Unites States securities laws. It may be difficult to compel Adcock Ingram and its affiliates to subject themselves to a United States court's judgment.

You should be aware that CFR may purchase Adcock Ingram ordinary shares otherwise than under the Offer, such as in open market or privately negotiated purchases.

Deutsche Securities (SA) Proprietary Limited (“Deutsche Bank”), a non-bank member of the Deutsche Bank Group, is acting for Adcock Ingram and no one else in connection with the Offer and will not be responsible to anyone other than Adcock Ingram for providing the protections afforded to clients of Deutsche Bank or for providing advice in relation to the Offer.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement may be considered forward-looking. Although (1) Adcock Ingram believes that the expectations reflected in any such forward-looking statements relating to Adcock Ingram are reasonable, and (2) CFR believes that the expectations reflected in any such forward-looking statements relating to CFR are reasonable, no assurance can be given by Adcock Ingram or CFR that such expectations will prove to be correct. Adcock Ingram and CFR do not undertake any obligation to publicly update or revise any of the information given in this announcement that may be deemed to be forward-looking.

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